Exhibit 21
Subsidiaries of the Registrant

Subsidiary Name/Business Name	State of Incorporation

California Water Service Company	California
CWS Utility Services	California
New Mexico Water Service Company	New Mexico
Washington Water Service Company	Washington
Hawaii Water Service Company Inc.	Hawaii
The Registrant, California Water Service Group, and each of its subsidiaries operate in one business segment, the supply and distribution of water and providing water-related services.